SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July, 2016

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F    ✓           Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                   No  ✓
(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.         An list of directors and their roles and function of China Petroleum & Chemical Corporation (the “Registrant”); and
2.         An announcement regarding resignation of a director of the Registrant;

Each made by the Registrant on July 13, 2016.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 0386)

List of Directors and their Roles and Function

The members of the board of directors (the “Board”) of China Petroleum & Chemical Corporation are set out below.

Non–Executive Directors
•	Wang Yupu (Chairman)

Executive Directors
•	Dai Houliang
•	Li Chunguang
•	Wang Zhigang
•	Zhang Haichao
•	Jiao Fangzheng
•	Ma Yongsheng

Independent Non–Executive Directors
•	Jiang Xiaoming
•	Andrew Y. Yan
•	Tang Min
•	Fan Gang

There are four Board committees. The table below provides membership information of these committees on which each Board member serves.

Strategy Committee

Function	Name
Chairman	Wang Yupu
Member	Dai Houliang
Li Chunguang
Wang Zhigang
Zhang Haichao
Jiao Fangzheng
Ma Yongsheng
Andrew Y.Yan
Fan Gang

Audit Committee

Function	Name
Chairman	Andrew Y. Yan
Member	Jiang Xiaoming
Tang Min

Remuneration and Appraisal Committee

Function	Name
Chairman	Fan Gang
Member	Li Chunguang
Jiang Xiaoming

Social Responsibility Management Committee

Function	Name
Chairman	Wang Yupu
Member	Li Chunguang
Tang Min

Beijing, 13 July 2016

As at the date of this announcement, directors of the Company are: Wang Yupu*, Dai Houliang#, Li Chunguang#, Wang Zhigang#, Zhang Haichao#, Jiao Fangzheng#, Ma Yongsheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Resignation of Director

The Company and all members of the Board warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

The board of directors (the “Board”) of China Petroleum & Chemical Corporation (the “Company”) announces that on 13 July 2016, due to new working arrangement, Mr. Zhang Jianhua tendered his resignation as the director, member of the Strategy Committee of the Board and Senior Vice President of the Company.

Mr. Zhang Jianhua has confirmed that he has no disagreement with the Board and there are no other matters relating to his resignation as the director, member of the Strategy Committee of the Board and Senior Vice President of the Company that need to be brought to the attention of the shareholders of the Company.

Mr. Zhang Jianhua is diligent and responsible during his tenure. The Board would like to express its gratitude to him for his hard working and contribution to the Company.

Beijing, the PRC,
13 July 2016

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

As of the date of this announcement, directors of Sinopec Corp. are: Wang Yupu*, Dai Houliang#, Li Chunguang#, Wang Zhigang#, Zhang Haichao#, Jiao Fangzheng#, Ma Yongsheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: July 13, 2016